Mail Stop 4561

December 12, 2008

VIA USMAIL and FAX (212) 810 - 8765

Mr. James J. Lillis
Chief Financial Officer
Anthracite Capital, Inc.
40 East 52nd Street
New York, New York 10022

      Re: **Anthracite Capital, Inc.**
              Form 10-K for the year ended 12/31/2007
              Filed on 3/12/2008
              File No. 001-13937

Dear Mr. James J. Lillis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Item 1. Business

Commercial Real Estate Securities, page 5

1.   Please provide us with a more detailed explanation of the information presented in the table on page 5.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Commercial Real Estate Loan Activity, page 47</u>

2.   Please provide information about the geographic distribution of your commercial loans for each of the property types identified. We note that you have provided similar geographic information for your Controlling Class CMBS on page 46. Please provide this information in future filings and tell us how you plan to comply.

<u>Net Interest Margin and Net Interest Spread from the Portfolio, page 58</u>

3.   Please advise your basis for excluding the impact of consolidating your interest bearing loan pools and your interest rate risk management contracts rather than just providing an explanatory note to discuss the impact of these items included in your calculation of interest income and interest expense.

<u>Financial Statements and Notes</u>

<u>Consolidated Statements Of Operations, page 81</u>

4.   Tell us your basis for including earnings from equity investments within income rather than below expenses.

5.   We note that you have included dividends per share on the face of your Statements of Operations instead of in the notes to your financial statements. Advise us how your disclosure complies with the guidance in paragraph 37 of SFAS 128.

<u>Note 6 – Commercial Mortgage Loans, page 100</u>

6.   We note that as of December 31, 2007, there were no loans subject to delinquent principal or interest and you have not recorded a provision for possible loan losses.   Please tell us how loans that are determined not to be individually impaired, are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10.   In that regard, explain how you considered the referenced guidance in determining that no allowance is required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

Note 8 – Securitization Transactions, page 103

7.	Please clarify what key economic assumptions are used to determine the estimated fair value of retained interests as of year end. Reference is made to paragraph 4 (h) of SFAS 156.

Note 12 – Preferred Stock, page 112

8.	Tell us and consider disclosing the redemption provisions of the Series C and D Cumulative Redeemable Preferred Stock and your basis for classifying the outstanding amounts in equity.

Form 10-Q for the period ended June 30, 2008

Note 3 – Fair Value Disclosures

9.	We understand that you have categorized a significant portion of your financial instruments as Level 3 due to the lack of current market activity and that you may transfer the assets and liabilities in subsequent periods to Level 2 if market activity returns. Please clarify what criteria you use to determine whether the market for your financial instruments is active or inactive and how the effects of illiquidity are taken into account in your valuation techniques.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551 - 3404 with any other questions.

    Sincerely,

    Cicely LaMothe
    Branch Chief